Mail Stop: 3628
                                                          November 6, 2019


Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, Maryland 21045

       Re:    Wells Fargo Commercial Mortgage Trust 2017-C41
              Wells Fargo Commercial Mortgage Trust 2017-C42
              Wells Fargo Commercial Mortgage Trust 2018-C44
              Wells Fargo Commercial Mortgage Trust 2018-C45
              Forms 10-K for Fiscal Year Ended December 31, 2018
              Filed March 19, 2019, March 20, 2019, and March 25, 2019 File Nos. 333-206677-20, 333-206677-21, 333-206677-24, and
333-206677-25

Dear Mr. Sfarra:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance


cc:    David Burkholder, Cadwalader, Wickersham & Taft LLP